Exhibit 99.1

Brera Holdings Completes Final Closing and Acquires 52 Percent Majority Ownership Stake in Storied Italian Serie B Football Club SS Juve Stabia srl “The Second Team of Naples”

Juve Stabia Club President Andrea Langella (left) with Brera Holdings PLC Executive Chairman Daniel McClory (right)

Dublin, Ireland, and Naples, Italy, June 23, 2025 (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings,” “Brera” or the “Company”) (Nasdaq: BREA), an Ireland-based, Nasdaq-listed, international holding company focused on expanding its global portfolio of men’s and women’s sports clubs through a multi-club ownership (“MCO”) approach, today announced the completion of the final closing for its acquisition of a 52% majority ownership stake in Italian Serie B football club SS Juve Stabia srl, known as “The Second Team of Naples” (“Juve Stabia” or the “Club”), from prior majority owner XX Settembre srl, the holding company of Club President Andrea Langella.

The transaction aligns with Brera’s strategic vision to drive revenue growth, operational efficiencies, and long-term value creation through its MCO platform.

“The final closing marks the successful completion of our majority investment in Juve Stabia,” said Daniel McClory, Founder and Executive Chairman of Brera Holdings. “We are privileged to partner with President Andrea Langella, alongside Juve Stabia’s existing management and invest in this historic club. We plan to capitalize on player development opportunities, leveraging Juve Stabia’s strong foundation and excellent competitive position in Serie B, placing fifth in the 2024-25 season standings, and coming within one match of the Serie A promotion playoff final. This investment reflects our confidence in Juve Stabia’s potential to deliver robust contributions to Brera Holdings and our shareholders in 2025 and beyond.”

Zephiro Investments, with its founding partner Joseph Grosso, provided Juve Stabia with M&A advisory services. Barone & Associati served as Italian legal counsel to the Club. Boustead Securities, LLC was financial advisor to Brera Holdings, while BonelliErede acted as Italian legal counsel, with Bevilacqua PLLC serving as U.S. securities counsel.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for Amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company has further diversified its portfolio by assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, in September 2023, and establishing a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

On December 31, 2024, Brera executed an agreement to acquire majority stake of the corporate capital of Juve Stabia srl, the company which manages the Italian Serie B football club Juve Stabia, also known as “The Second Team of Naples”. The acquisition of Brera’s 52% majority control position was concluded on June 20, 2025, following a multi-step process and marks a significant expansion of the Company’s MCO model. With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:

Dan McClory, Executive Chairman, Brera Holdings PLC

Email: dan@breraholdings.com